UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Tilly’s, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

886885102
(CUSIP Number)

March 10, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person. Fund 1 Investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 4,720,512 shares Refer to Item 4 below.
9 Sole Dispositive Power 0
10 Shared Dispositive Power 4,720,512 shares Refer to Item 4 below.
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,720,512 shares Refer to Item 4 below.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 20.9% Refer to Item 4 below.
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

SCHEDULE 13D

Item 1.    Security and Issuer

This Schedule 13D relates to shares of Class A Common Stock (the “Class A Common Stock”) of Tilly’s, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The address of the principal executive offices of the Issuer is 10 Whatney, Irvine, California 92618.

Item 2.    Identity and Background

(a) This Schedule 13D is being filed on behalf of Fund 1 Investments, LLC (the “Reporting Person”).  The securities reported herein are held for the benefit of private investment vehicles (the “Funds”) for which Pleasant Lake Partners LLC serves as investment adviser (the “Investment Adviser”).  The Reporting Person serves as managing member of the Investment Adviser.  Jonathan Lennon serves as managing member of Fund 1 Investments, LLC.  Each of Fund 1 Investments, LLC, the Investment Adviser and Mr. Lennon disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.

(b) The business address of the Reporting Person is 100 Carr 115 Unit 1900, Rincon, Puerto Rico 00677.

(c) See Item 2(a).

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding neither was nor is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) Delaware

Item 3.    Source and Amount of Funds or Other Consideration

The Class A Common Stock of the Issuer reported herein as being beneficially owned by the Reporting Person was purchased using working capital of the Funds.

Item 4.    Purpose of Transaction

The Reporting Person, on behalf of the Funds, acquired the securities disclosed herein based on the belief that the securities, when acquired, were undervalued and represented an attractive investment opportunity.

Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor from time to time (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the securities of the Issuer without affecting its beneficial ownership.

Except as otherwise disclosed in this Item 4, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Person intends to review their investment in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board and other shareholders and potential shareholders of the Issuer and other parties concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy and the execution of that strategy by management, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations and strategy of the Issuer (including by independently exploring plans or proposals advocated by others, or variations thereon), purchasing additional securities of the Issuer, selling some or all of its securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing its intention with respect to any and all matters referred to in this Item 4.

Item 5.    Interest in Securities of the Issuer

(a) and (b)  See Items 7-13 of the cover pages and Item 2 above.

The percentage calculations herein are based upon the statement in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 29, 2022, as filed with the Securities and Exchange Commission on December 7, 2022, that there were 22,537,461 shares of Class A Common Stock of the Issuer outstanding as of December 2, 2022.

(c)  The following table lists transactions in the Class A Common Stock that were effected during the sixty day period prior to the filing of this Schedule 13D:

Transaction	Date	No. Shares	Price Per Share
Open market purchase	03/10/2023	150,000	$7.4818
Open market purchase	03/13/2023	50,000	$7.4450
Open market purchase	03/14/2023	42,117	$7.4367

(d)  Not applicable.

(e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 2.  In addition, Pleasant Lake Onshore Feeder Fund, LP and another Fund for which the Investment Adviser serves as investment adviser has the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Class A Common Stock of the Issuer..

Item 7.    Material to Be Filed as Exhibits

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 15, 2023

FUND 1 INVESTMENTS, LLC

By: /s/ Benjamin C. Cable
Benjamin C. Cable
Chief Operating Officer